EXHIBIT 12.1

MTR GAMING GROUP, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Pro Forma (1)
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Years Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
EARNINGS:
Income (loss) before income taxes, cumulative effect of accounting change and noncontrolling interest	$(10,669)	$(19,366)	$314	$575	$(6,093)	$(7,358)	$14,392	$14,963	$22,707
Fixed charges	45,532	57,906	34,550	34,295	44,633	36,934	23,098	14,835	14,944
Capitalized interest	—	—	—	—	—	(2,200)	(6,000)	(1,300)	—
Noncontrolling interest in pre-tax loss	—	—	—	—	—	—	—	—	—
TOTAL EARNINGS	$34,863	$38,540	$34,864	$34,870	$38,540	$27,376	$31,490	$28,498	$37,651

FIXED CHARGES:
Interest expense	40,205	50,949	27,982	27,749	36,451	31,728	14,651	11,813	13,235
Capitalized interest	—	—	—	—	—	2,200	6,000	1,300	—
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	5,279	6,894	3,747	3,143	4,299	2,957	2,391	1,645	1,639
Loss on debt modification	—	—	2,773	3,356	3,820	—	—	—	—
Interest portion of rental expense	48	63	48	47	63	49	56	77	70
TOTAL FIXED CHARGES	$45,532	$57,906	$34,550	$34,295	$44,633	$36,934	$23,098	$14,835	$14,944

RATIO OF EARNINGS TO FIXED CHARGES	0.8x	0.7x	1.0x	1.0x	0.9x	0.7x	1.4x	1.9x	2.5x
DEFICIENCY	$10,669	19,366			$6,093	$9,558

(1)             The pro forma ratio of earnings to fixed charges gives effect to the pro rata increase in interest expense and deferred financing costs resulting from the issuance of the $260 million Senior Secured Notes and the use of the proceeds of approximately $130.7 million to purchase the 9.75% Senior Unsecured Notes and approximately $100.2 million to repay the amounts outstanding under the Amended and Restated Credit Facility.

(2)             Includes the amortization of original issue discount and the amortization of deferred financing costs.